Exhibit 99.1

KBS Fashion Group Limited Receives Nasdaq Notification of
Non-Compliance With a Continued Listing Requirement

SHISHI, CHINA, March 8, 2016 / KBS Fashion Group Limited ("KBS" or the "Company") (KBSF), a leading fully-integrated casual menswear company in China, today said that on March 3, 2016 it received written notice from the Nasdaq Stock Market ("Nasdaq") stating that the Company is no longer in compliance with the $1.00 minimum closing bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market.

The notice has no immediate effect on the listing of the Company’s common stock, which will continue to trade on The Nasdaq Capital Market under the symbol "KBSF" at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, or until August 30, 2016, to regain compliance with the minimum closing bid price requirement. To regain compliance, the closing bid price of the Company's common stock must meet or exceed $1.00 per share for at least ten consecutive business days during this 180-day compliance period.

In the event the Company does not regain compliance with the minimum closing bid price requirement by August 30, 2016, Nasdaq may provide the Company an additional 180-day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if Nasdaq determines that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will notify the Company that its securities will be subject to delisting.

The Company will actively monitor the closing bid price of its common stock between now and August 30, 2016 and intends to consider various options available to regain compliance.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 83 KBS stores and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Mr. Themis Kalapotharakos
Director
T: +306932284718
E: themis.kalapotharakos@aquasitioncorp.com

Ms. Lisa Tu
Chief Financial Officer
T: +86 15859722469
E: lingsantu@hotmail.com

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